MAG SILVER CORP.
Suite 328, 550 Burrard Street
Vancouver, British Columbia  V6C 2B5

INFORMATION CIRCULAR

Dated as of December 17, 2007

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MAG SILVER CORP.

INFORMATION CIRCULAR

DATED AS OF DECEMBER 17, 2007

INTRODUCTION

This information circular accompanies the Notice of Special Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Friday, January 18, 2008 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 2:00 p.m. (Pacific time) on Wednesday, January 16, 2008 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as “Non-Registered Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders with a request for voting instructions. Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials. Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically supplies a special sticker to be attached to the proxy forms and asks Non-Registered Shareholders to return the completed proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management Proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners (“OBOs”) and those who do not object to the issuers of the securities they own knowing who they are called Non-Objecting Beneficial Owners (“NOBOs”). The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to registered shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or to the registered office of the Company located at Suite 2900, 550 Burrard Street, Vancouver,  British Columbia, Canada V6C 0A3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)	in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, where every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chair; or

(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote for each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of December 17, 2007 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

As of December 17, 2007, the Company had 46,954,196 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as set out below:

Name	Number of Shares	Percentage of Outstanding Shares
Acuity Investment Management	6,820,600	15.63%

AUDITOR

The auditor of the Company is Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP, was first appointed as auditor of the Company on March 1, 2000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1) Stock Option Plan (2003) (1)	3,352,800	$2.81	440,061
Equity compensation plans not approved by securityholders(1) Stock Option Plan (2007)(1) (2)	Nil	Nil	Nil
Total	3,352,800		440,061

Notes:

(1)   Authorizes options to purchase up to 10% of the issued and outstanding shares of the Company

(2)   The Stock Option Plan (2007) had not been approved by the directors and shareholders of the Company as at December 31, 2006, but was subsequently approved.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company and no associate or affiliate of any such informed person has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Megaw

Dr. Peter Megaw became a member of the Board of Directors of the Company (the “Board”) on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company holds options from Cascabel to earn interests in the mineral claims of the Cinco de Mayo property and previously held options to earn interests in the mineral claims of the Adargas property.

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

Other than as set forth in this information circular, no director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Shareholder Rights Plan

The Board approved the Shareholder Rights Plan (“Plan”) on August 3, 2007 and authorized the issue of one right (a “Right”) in respect of each outstanding common share of the Company (“Share”) to holders of record as at 4:00 p.m. (Vancouver time) on August 3, 2007 (the “Record Time”).

The Company entered into a Rights Agreement with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

The principal terms and conditions of the Plan are summarized below.  This summary is qualified in its entirety by the full text of the Plan, a copy of which is available by request made in writing to the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, or made by phone at (604) 630-1399 or facsimile (604) 484-4710 or e-mail at info@magsilver.com.  A full text of the Plan may equally be viewed in electronic format at www.sedar.com.

Term

If ratified by the shareholders of the Company on or before February 3, 2008, the Plan will continue in force up to the end of the Company’s third annual meeting of shareholders after such approval.

Issue of Rights

On August 3, 2007, the Board implemented the Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time.  The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time (as defined in the Plan).

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership (as defined in the Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid (as defined in the Plan) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”).  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $75.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.  The Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

In addition, the Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate.  Certificates issued after August 3, 2007 will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights.  The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event.  The Board would, however, by virtue of such waiver be deemed to have waived the Plan with respect to any other Flip-in Event.  In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Plan

The Board may amend the Rights Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Plan is initially ratified and approved by the shareholders of the Company.  Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Plan as a result of a change of law, will require shareholder approval.

Rationale for the Plan

The Company adopted the Plan to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of the Company.  The Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Resolution

The rules of the Toronto Stock Exchange require that the Shareholder Rights Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the shareholders of the Company will be asked to pass the following resolutions:

“IT IS RESOLVED THAT:

1.  The shareholder rights plan containing the terms and conditions substantially set forth in the shareholder rights plan agreement dated August 3, 2007 between the Company and Computershare Investor Services Inc. (the
“Plan”), a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved.
2.  The actions of the directors of the Company in adopting the Plan and in executing and delivering the Plan be and are hereby ratified, confirmed and approved.
3.  Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Plan is not ratified and confirmed at the Meeting, then the 2007 Rights Plan and all Rights issued thereunder will be of no further force and effect.

Management of the Company recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company’s comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company’s financial statements and Management Discussion and Analysis, please contact the Company at Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 630-1399, facsimile (604) 484-4710, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG SILVER CORP.
“Daniel MacInnis”
Daniel MacInnis
President and Chief Executive Officer